Exhibit 99.1

News Release #10/2013 2013-06-03

Baja Mining Reports Standstill Extension

Vancouver, June 3, 2013 - Baja Mining Corp. ("Baja") (TSX: BAJ - OTCQB: BAJFF) has been informed by Minera y Metalúrgica del Boleo, S.A.P.I. de C.V. ("MMB") that a standstill agreement extension with the remaining 2010 Project Financing lenders (excluding US EXIM) covering the period from May 20, 2013 to May 31, 2013 has been formally agreed. MMB continues discussions with the lenders to secure a longer-term standstill agreement and to renegotiate and reactivate the remaining 2010 Project Financing facilities.

For further information, please contact Baja’s Interim CEO Tom Ogryzlo at 604-685-2323 or via email at info@bajamining.com.

CAUTIONARY NOTE REGARDING FORWARD LOOKING STATEMENTS: This news release contains forward-looking statements or forward-looking information (forward-looking statements). These statements can be identified by expressions of belief, expectation or intention, as well as those statements that are not historical fact. Forward-looking statements involve a number of risks, uncertainties and assumptions that could cause actual results or events to differ materially from those expressed or implied by the forward-looking statements. Forward-looking statements contained in this press release are based on our current estimates, expectations and projections, which the company believes are reasonable as of the current date. Actual results could differ materially from those anticipated or implied in the forward-looking statements and as a result undue reliance should not be placed on forward-looking information. Additional risks and uncertainties can be found in the company’s reporting documents filed on SEDAR (www.sedar.com), including its Management Discussion and Analysis and Annual Information Form. Forward-looking statements are given only as at the date of this news release and the company disclaims any obligation to update or revise the forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

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